UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Translation of registrant’s name into English)

16 Madison Square West 7th Floor
 New York, NY 10010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

As previously reported on a Form 6-K furnished by Taboola.com Ltd. (“Taboola” or the “Company”) on October 12, 2021, to enable certain executives and directors and the Company to obtain the potential benefits of a net issuance mechanism, the Company is seeking shareholder approval at a special shareholder general meeting to be held on December 14, 2021 to amend its current compensation policy and compensation terms of the Company’s directors and Chief Executive Officer in accordance with Israeli law to permit net issuance or other mechanisms to satisfy tax withholding obligations related to equity-based compensation. Full details of the special shareholder general meeting are included in the proxy statement furnished to the U.S. Securities and Exchange Commission on November 5, 2021. Implementation of such amendment requires shareholder approval and court approval in Israel in certain cases.

On November 16, 2021, the Tel Aviv District Court Economic Department (the “Israeli court”) approved the motion previously filed by Taboola on October 10, 2021, which sought the approval of a program of up to $60,000,000, to be utilized, if so determined by its board of directors, in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases. The Company does not have a current intention to adopt a share repurchase program.

The approval by the Israeli court is limited to a six (6) month period. The Company expects to make successive requests to the Israeli court for similar approvals.

Forward-Looking Statements

This Report on Form 6-K (the “Form 6-K”) contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Israeli court approval and net issuance mechanism. These forward-looking statements are based on management's current expectations. The Company’s failure in whole or in part to obtain any subsequent request for approval from the Israeli court could prevent or reduce the Company’s ability to obtain the potential benefits of net issuance for itself, its employees and its shareholders. Forward-looking statements are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our Registration Statements on Form F-1 and Form F-4 and our other SEC filings. Any such forward-looking statements represent management's estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as may be required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

Date: November 17, 2021	By:	/s/ Stephen Walker
Stephen Walker
Chief Financial Officer